

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2015

Mr. Arun Nayar
Executive Vice President and Chief Financial Officer
Tyco International plc
Unit 1202 Building 1000 City Gate
Mahon, Cork Ireland

> **Re: Tyco International plc**
> **Form 10-K for the Fiscal Year Ended September 26, 2014**
> **Filed November 14, 2014**
> **File No. 001-13836**

Dear Mr. Nayar:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant

cc: Judith Reinsdorf – General Counsel